

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2011

William G. Forhan
Chief Executive Officer
Ballroom Dance Fitness, Inc.
700 W Hillsboro Blvd
Suite 2-102
Deerfield, FL 33441

> **Re:** **Ballroom Dance Fitness, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed February 1, 2010**
> **File No. 333-167249**

Dear Mr. Forhan:

We have received your response to our comment letter to you dated December 20, 2010 and have the following additional comments. Please note that the page numbers below refer to the marked copy of your filing provided by counsel.

Summary, page 5

1. Please revise your disclosure so that all amounts presented agree exactly to the amounts in the financial statements within the document. The date of the auditor's report is incorrect as well. Reference is made to comment 2 from staff letter dated December 20, 2010, which is reissued.

Selected Financial Data, page 6

2. The numerical balances in the table do not agree with your historical financial statements. Please revise.

Risk Factors, page 9

We are not currently profitable and may not become profitable, page 9

3. Please update the disclosure within this risk factor to match the most current financial statements presented within the document.

Description of Business, page 18

4. We note that you will be able to produce your fitness DVD if you sell 25% of the shares in the offering. As you do not have an escrow account and funds will not be returned to investors, please revise to state whether you have any business plans if you sell less than 25% of the offered shares. Also revise the "Summary" and "Use of Proceeds" sections, as applicable.

Use of Proceeds, page 20

5. We note your response to our prior comment five and your updated disclosure that you intend to pay your executive officers each $72,000 once you receive at least 50% of the offering proceeds. Please revise your "Capitalization and Professional Fees" row of the "Use of Proceeds" table to include $144,000 in officer salaries, as you do not appear to have done so.

6. We note your response to our prior comment six and your disclosure that you will pay 20% of the offering proceeds to "consultants" as a commission. Please disclose the names of these consultants and explain the services that they are providing in the offering such that they are entitled to receive 20% of the offering proceeds. Please also include these fees under "Other Expenses of Issuance and Distribution" on page one of Part II of your filing or advise.

7. Please also revise the table to provide a line item to reflect the net proceeds of the offering, which should reflect the gross proceeds minus the capitalization fee. Alternatively, advise.

Dilution, page 23

8. Please ensure that all information presented within this section has been updated to the most recent balance sheet date. Also, information in the narrative and information in the table should be consistent where applicable.

Results of Operations, page 33

9. Please revise pages 33 and 34 to reflect numerical balances that are consistent with your historical financial statements.

Liquidity and Capital Resources, page 34

10. Please revise your discussion to reflect numerical balances that are consistent with your financial statements.

Financial Statements

11. As stated in staff comment letter dated December 20, 2010, please revise your financial statements to present the appropriate periods, which should coincide with the financial statements referenced in the accountants' report on page F-2. Refer to comment 14 from staff comment letter dated December 20, 2010, as this comment is reissued in full.

12. As stated in comment 15 from staff letter dated December 20, 2010, we may have significant additional comments upon review of the appropriate financial statements once they have been included in your revised document.

13. In this regard, we note that you have not complied with our prior comments 32, 33 and 34 from staff letter dated October 19, 2010 (and as reissued in comment 15 from staff letter dated December 20, 2010). Please comply with these disclosures in your revised financial statement presentation.

14. Please consider the updating requirements for your financial statements and related consents in accordance with Article 8-08 of Regulation S-X and Item 601(b)(23) of Regulation S-K, respectively, on an ongoing basis. In this regard, it appears that updated financial statements are required to be provided in your next amendment.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. You may contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3642 with any other questions.

Sincerely,

Lauren Nguyen
Attorney-Advisor

cc: Virginia K. Sourlis *via facsimile* (732) 530-9008